Filed by Ameri Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ameri Holdings, Inc.

Commission File No. 001-38286

Date: June 2, 2020

AMERI Holdings Amalgamation Partner Jay Pharma Reports IRB Approval For Testing Proprietary CBD Formulation In Brain Cancer

-Final Approval Anticipated in Summer 2020 to Initiate Phase I/II Study in Glioblastoma Multiforme-

ATLANTA, June 2, 2020 /PRNewswire/ — AMERI Holdings, Inc. (NASDAQ: AMRH) (the “Company”), today announced that its proposed amalgamation partner Jay Pharma Inc. (“Jay Pharma”) received institutional review board (“IRB”) approval by Rabin Medical Center in Petah Tikva, Israel for a Phase I/II clinical trial investigating Jay Pharma’s proprietary cannabidiol (“CBD”) formulation for the treatment of glioblastoma multiforme (“GBM”), a rare and aggressive form of brain cancer. This open-label, two-arm, randomized, prospective study is scheduled to commence following final approval from the Israel Ministry of Health, which is expected this summer.

The study is expected to enroll 40 patients with recurrent or progressive GBM tumors who are currently undergoing chemotherapy treatments. Half the patients are expected to be treated with Jay Pharma’s orally administered synthetic CBD derived from citrus, and half will be treated with CBD in combination with clomiphene, an estrogen binding site inhibitor. This combination has shown promise in cancer treatment studies according to Dr. Zvi Vogel, Professor of Neurobiology at the Weizmann Institute of Science. Dr. Vogel stated, “our initial work with CBD in combination with clomiphene has shown promise and look forward to working with Jay Pharma on combination therapy studies, with the ultimate goal of delivering FDA-approved combination therapies to cancer patients.”

The study is expected to be led by Tali Siegal, M.D., director of the Rabin Medical Center’s neuro-oncology center and a clinical advisor to Jay Pharma. Dr. Siegal is also a professor of neurology (neuro-oncology) at Hebrew University & Hadassah Medical School in Jerusalem, chair of the Israeli Neuro-Oncology Forum and serves on numerous scientific committees around the globe.

“We believe that this clinical trial will further advance our understanding into how CBD affects this aggressive, rare and deadly cancer,” said Dave Johnson, CEO and Chairman-elect of Jay Pharma. “Our focus on cannabinoid medicine is driven by our belief in its potential efficacy in palliative cancer care and the potential of our proprietary cannabinoid formulation.

“GBM highly expresses the CB2 cannabinoid receptor, and our hypothesis is that CBD ‘opens up’ cell pathways and makes them more susceptible to chemotherapy. As prior studies have shown much promise, we are optimistic this Phase I/II clinical trial will encourage further research with the goal of adding a new treatment for those living with glioblastoma,” Mr. Johnson said.

One study published in 2018 demonstrated that 92% of patients with solid tumors responded positively to CBD treatment, showing reductions in circulating tumor cells and reduction in tumor size. Additional studies indicated that CBD may reduce the growth and survival of GBM cell lines, causing cell cycle arrest and inducing cell death (apoptosis).

About Jay Pharma

Jay Pharma is dedicated to developing innovative, evidence-based medicines and combination therapies to address unmet needs in cancer care. Our mission is to improve the lives of persons suffering from cancer, initially by developing over-the-counter products for persons suffering from the side effects of cancer and cancer treatments, and longer term by advancing a pipeline of novel combination therapies as an adjunct to standard-of-care cancer treatments. For further information, visit https://jaypharma.co/about/

About Ameri100

Ameri is a specialized SAP® cloud, digital and enterprise solutions company that provides SAP® services to customers worldwide. Headquartered in Suwanee, Georgia, Ameri has offices in the U.S. and Canada. The Company also has global delivery centers in India. With its bespoke engagement model, Ameri delivers transformational value to its clients across industry verticals. For further information, visit www.ameri100.com

On January 10, 2020, Ameri entered into an Amalgamation Agreement (the “Merger Agreement”) with Jay Pharma, Jay Pharma Merger Sub, Inc., a company organized under the laws of Canada and a wholly-owned subsidiary of Ameri (“Merger Sub”), 1236567 B.C. Unlimited Liability Company, a company organized under the laws of British Columbia and a wholly-owned subsidiary of Ameri (“ExchangeCo”), and Barry Kostiner, as the Ameri representative, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Amalgamation Agreement, including, but not limited to, the approval of the proposed transaction by the shareholders of each of Ameri and Jay Pharma, Merger Sub and Jay Pharma will be amalgamated and will continue as one corporation, which shall become a direct wholly-owned subsidiary of ExchangeCo and an indirect wholly-owned subsidiary of Ameri (the “Amalgamation”). In connection with the Amalgamation, Ameri intends to sell substantially all of its current assets, change its name to Jay Pharma and Jay Pharma’s business is intended to become the sole business of the combined company following this transaction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions, Ameri has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Ameri and Jay Pharma that also constitutes a prospectus of Ameri and the definitive joint proxy statement statement/prospectus will be mailed to shareholders of Ameri and Jay Pharma. Ameri and Jay Pharma also plan to file other relevant documents with the SEC regarding the proposed transaction AMERI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERI, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Ameri with the SEC by contacting Investor Relations by mail at 4080 McGinnis Ferry Road, Suite 1306, Alpharetta, Georgia. Stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.

Participants in the Solicitation

Ameri and Jay Pharma, as well as each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Additional information regarding these persons and their interests in the transaction will be included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans”, “ expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Amalgamation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the Amalgamation will be consummated or that the parties other plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur.

The forward-looking statements contained in this press release are made as of the date of this press release. Except as required by law, Ameri disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Ameri undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.

Corporate Contact:
Barry Kostiner, Chief Financial Officer
IR@ameri100.com

Ameri Holdings Investor Relations Contact:
Sanjay M. Hurry
LHA Investor Relations
(212) 838-3777
IR@ameri100.com